Nasdaq Regulation

Alex Kogan
Senior Vice President and
Global Head of Corporate & Commercial Law

By Electronic Mail

October 10, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 10, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Agape ATP Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, par value $0.0001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

